Century Therapeutics, Inc.

25 North 38th Street, 11th Floor
Philadelphia, Pennsylvania 19104

January 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Century Therapeutics, Inc.

Registration Statement on Form S-3
Filed July 10, 2025 (File No. 333-288616)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Century Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-288616) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 P.M., Eastern Time, on January 9, 2026, or as soon thereafter as is practicable.

Please contact Jennifer L. Porter, Esq. of Goodwin Procter LLP, counsel to the Company, at (445) 207-7806 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

CENTURY THERAPEUTICS, INC.

By:	/s/ Brent Pfeiffenberger, Pharm.D.
	Name:	Brent Pfeiffenberger, Pharm.D.
	Title:	President and Chief Executive Officer